UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

APTINYX INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

03836N103

(CUSIP Number)

New Leaf Ventures 420 Lexington Avenue, Suite 408 New York, NY 10170 Attn: Craig Slutzkin (646) 871-6400	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (617) 648-9100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03836N103

1.	Names of Reporting Persons. New Leaf Ventures III, L.P. (“NLV III”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

2,921,734 shares, except that (a) New Leaf Venture Associates III, L.P. (“NLV Associates III”), the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) New Leaf Venture Management III, L.L.C. (“NLV Management III”), the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Ronald M. Hunt (“Hunt”) and Vijay K. Lathi (“Lathi”), the sole managers of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

2,921,734 shares, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,921,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%(1)
14.	Type of Reporting Person (See Instructions) PN

1

Based on 67,715,718 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2021, filed with the United States Securities and Exchange Commission on November 9, 2021 (the “Form 10-Q”).

CUSIP No. 03836N103

1.	Names of Reporting Persons. New Leaf Biopharma Opportunities I, L.P. (“Biopharma I”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

368,345 shares, except that (a) New Leaf BPO Associates I, L.P. (“NLBA I”), the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares, (b) NLV Management III, the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to vote such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

368,345 shares, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,345
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%(1)
14.	Type of Reporting Person (See Instructions) PN

1	Based on 67,715,718 shares of the Issuer’s Common Stock as of November 4, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 03836N103

1.	Names of Reporting Persons. New Leaf Venture Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

2,921,734 shares, all of which are owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

2,921,734 shares, all of which are owned by NLV III, except that (a) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to Row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,921,734
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.3%(1)
14.	Type of Reporting Person (See Instructions) PN

1	Based on 67,715,718 shares of the Issuer’s Common Stock as of November 4, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 03836N103

1.	Names of Reporting Persons. New Leaf BPO Associates I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

368,345 shares, all of which are owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares, (b) NLV Management III, the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to vote such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to vote such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

368,345 shares, all of which are owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares, (b) NLV Management III, the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of such shares, and (c) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 368,345
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%(1)
14.	Type of Reporting Person (See Instructions) PN

1	Based on 67,715,718 shares of the Issuer’s Common Stock as of November 4, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 03836N103

1.	Names of Reporting Persons. New Leaf Venture Management III, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

  Sole Voting Power

3,290,079 shares, of which (i) 2,921,734 shares are directly owned by NLV III, and (ii) 368,345 shares are directly owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares owned by Biopharma I, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote of such shares owned by NLV III, (c) NLV Management III, as the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to vote all of the shares directly owned by Biopharma I, and as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, and (d) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to vote all of such shares.

	8.	Shared Voting Power See response to row 7.
	9.

  Sole Dispositive Power

3,290,079 shares, of which (i) 2,921,734 shares are directly owned by NLV III, and (ii) 368,345 shares are directly owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares owned by Biopharma I, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLV Management III, as the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma I, and as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, and (d) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of all of such shares.

	10.	Shared Dispositive Power See response to row 9.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,290,079
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%(1)
14.	Type of Reporting Person (See Instructions) OO

1	Based on 67,715,718 shares of the Issuer’s Common Stock as of November 4, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 03836N103

1.	Names of Reporting Persons. Ronald M. Hunt
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

3,290,079 shares, of which (i) 2,921,734 shares are directly owned by NLV III, and (ii) 368,345 shares are directly owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares owned by Biopharma I, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote of such shares owned by NLV III, (c) NLV Management III, as the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to vote all of the shares directly owned by Biopharma I, and as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, and (d) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to vote all of such shares.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

3,290,079 shares, of which (i) 2,921,734 shares are directly owned by NLV III, and (ii) 368,345 shares are directly owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares owned by Biopharma I, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLV Management III, as the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma I, and as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, and (d) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of all of such shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,290,079
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%(1)
14.	Type of Reporting Person (See Instructions) IN

1	Based on 67,715,718 shares of the Issuer’s Common Stock as of November 4, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 03836N103

1.	Names of Reporting Persons. Vijay K. Lathi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.

  Shared Voting Power

3,290,079 shares, of which (i) 2,921,734 shares are directly owned by NLV III, and (ii) 368,345 shares are directly owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to vote such shares owned by Biopharma I, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to vote of such shares owned by NLV III, (c) NLV Management III, as the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to vote all of the shares directly owned by Biopharma I, and as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to vote all of the shares directly owned by NLV III, and (d) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to vote all of such shares.

	9.	Sole Dispositive Power 0
	10.

  Shared Dispositive Power

3,290,079 shares, of which (i) 2,921,734 shares are directly owned by NLV III, and (ii) 368,345 shares are directly owned by Biopharma I, except that (a) NLBA I, the sole general partner of Biopharma I, may be deemed to have sole power to dispose of such shares owned by Biopharma I, (b) NLV Associates III, the sole general partner of NLV III, may be deemed to have sole power to dispose of such shares owned by NLV III, (c) NLV Management III, as the sole general partner of NLBA I and ultimate general partner of Biopharma I, may be deemed to have sole power to dispose of all of the shares directly owned by Biopharma I, and as the sole general partner of NLV Associates III and ultimate general partner of NLV III, may be deemed to have sole power to dispose of all of the shares directly owned by NLV III, and (d) Hunt and Lathi, the sole managers of NLV Management III, may be deemed to have shared power to dispose of all of such shares.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,290,079
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%(1)
14.	Type of Reporting Person (See Instructions) IN

1	Based on 67,715,718 shares of the Issuer’s Common Stock as of November 4, 2021, as reported by the Issuer in the Form 10-Q.

CUSIP No. 03836N103

SCHEDULE 13D

Explanatory Note.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on July 3, 2018, as amended by Amendment No. 1 filed with the SEC on February 13, 2020 (collectively, the “Original Schedule 13D”), by New Leaf Ventures III, L.P. (“NLV III”), New Leaf Venture Associates III, L.P. (“NLV Associates III”), New Leaf Biopharma Opportunities I, L.P. (“Biopharma I”), New Leaf BPO Associates I, L.P. (“NLBA I”), New Leaf Venture Management III, L.L.C. (“NLV Management III”), Ronald M. Hunt (“Hunt”) and Vijay K. Lathi (“Lathi”). Hunt and Lathi (collectively, the “Managers”) are the sole managers of NLV Management III. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information reported below is based on a total of 67,715,718 shares of the Issuer’s Common Stock outstanding as of November 4, 2021, as reported by the Issuer in the 10-Q. This Amendment No. 2 is being filed to update the aggregate percentage of the Issuer’s Common Stock owned by the Reporting Persons due to dilution caused by the Issuer’s issuance of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D. Such transactions resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D.

(a,b) Regarding aggregate beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 13 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 8 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 9 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 10 of the cover page of each Reporting Person.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent (5%) of the Issuer’s Common Stock due to dilution caused by the Issuer’s issuance of additional shares of its Common Stock from time to time since the date of the filing of the Original Schedule 13D.

CUSIP No. 03836N103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

NEW LEAF VENTURES III, L.P.

By:	New Leaf Venture Associates III, L.P.
By: New Leaf Venture Management III, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BIOPHARMA OPPORTUNITIES I, L.P.

By:	New Leaf BPO Associates I, L.P.
By: New Leaf Venture Management III, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE ASSOCIATES III, L.P.

By:	New Leaf Venture Management III, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF BPO ASSOCIATES I, L.P.

By:	New Leaf Venture Management III, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

NEW LEAF VENTURE MANAGEMENT III, L.L.C.

By:	/s/ Craig L. Slutzkin
Chief Financial Officer

CUSIP No. 03836N103

RONALD M. HUNT

By:	*
Ronald M. Hunt

VIJAY K. LATHI

By:	*
Vijay K. Lathi

*By:	/s/ Craig L. Slutzkin
Name:	Craig Slutzkin
Attorney-in-Fact

[*This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]